SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 20, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom S.A.

Consolidated Earnings Release

1st Quarter 2005 • Non Audited
Brasília, April 19, 2005.

BRTO3: R$14.50 / 1,000 shares
BRTO4: R$ 10.61 / 1,000 shares
BTM: US$ 12.38 / ADR

Market Value: R$6,863 million
Closing Price: April 18, 2005

COMPANHIA NIVEL 1 MERCADO BOVESPA - BRASIL

BTM LISTED NYSE

QUARTER
HIGHLIGHTS

1.0 million mobile accesses in service, an increase of 61.3%

625.3 thousand ADSL accesses in service, a 16.8% growth

Net revenues reached R$2.4 billion

Fixed-line ARPU reached R$83.2

Mobile telephony ARPU of R$29.4

Data communications revenues of R$420.6 million, a growth of 12.5%

EBITDA of R$830.9 million, up by 7.5%

Total fixed-line CAPEX of R$196.2 million

PCS CAPEX of R$85.9 million

Fixed-line EBITDA margin of 41.0%

HIGHLIGHTS

Brasília, Brazil April 19, 2005 - Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) announces its consolidated earnings for the first quarter of 2005 (1Q05).

In less than six months of operations, Brasil Telecom GSM exceeded all expectations and reached the mark of 1.0 million mobile accesses in service.

EBITDA as a percentage of services revenues reached 34.4%, up 2.3 p.p. sequentially. Fixed-line EBITDA margin was of 41.0% in the 1Q05.

Operating Performance

Fixed-Line Telephony
 We had 10,778 thousand lines installed at the end of the 1Q05, an increase of 0.4% and 0.7% compared to 4Q04 and 1Q04, respectively.

At 1Q05 we had 9.5 million lines in service, a result of 9.2 thousand net additions during the quarter.

Mobile Telephony
Our mobile operations reached 322.5 thousand post-paid accesses in service, representing 32.1% of the total client base, exceeding all expectations.

Data Communications
At the end of 1Q05, we had 625.3 thousand ADSL accesses in service, a growth of 92.4% compared to 1Q04.

Financial Performance

Net revenues of R$2,447.6 million in 1Q05, an increase of 17.9% compared to 1Q04´s net revenues.

Revenues from supplementary and value added services reached R$114.7 million in 1Q05, an increase of 14.0% year-on-year and 15.8% compared to the previous quarter.

Revenues from data communications and other services totaled R$420.6 million in 1Q05, an increase of 67.8% year-on-year and 12.5% quarter-on-quarter.

Fixed-line ARPU (net revenues/ Avg. LIS/month) of R$83.2 in 1Q05, compared to R$70.4 in the same period of 2004.

Mobile telephony gross revenues (excluding inter-company revenues) of R$147.0 million in 1Q05, including R$47.4 million revenues from merchandise sales (handsets and accessories). Measured mobile service revenues reached R$57.4 million in 1Q05, compared to R$5.7 million in 4Q04.

Mobile telephony ARPU was of R$29.4 in 1Q05.

The subscriber acquisition cost was of R$188.8 in the same period, down 8.3% quarter-on-quarter.

Operating costs and expenses excluding depreciation, amortization, provisions, losses and others were of R$1,357.7 million in 1Q05, down 6.1% sequentially.

Interconnection costs totaled R$576.1 million in 1Q05, down 11.0% quarter-on-quarter.

Trailing 12M
Highlights

32.1% of mobile telephony clients are post-paid

Increase of 92.4% in the number of ADSL accesses in service

Net revenue grew by 17.9%

Data communications revenues grew by 67.8% accounting for more than 12.1% of total revenues

Net debt 3.3% lower

Year-to-date cost of debt equivalent to 15.2% p.a., or 85.9% of the CDI

Operating cash flow of R$3.2 billion

Fixed-line EBITDA margin of 40.8%

Net income of R$147.0 million

As of March 2005, our consolidated total debt was of R$5,104.6 million, 3.3% lower than in the 4Q04. Consolidated net debt was of R$3.251.5 million, as of March 2005.

2005 year-to-date cost of debt was equivalent to 15.2% p.a., or 85.9% of the domestic inter-bank rate (CDI).

Consolidated net debt as a percentage of shareholders’ equity was of 50.6% in 1Q05 compared to 44.5% in 4Q04.

Dollar-denominated debt represented 14.2% of total debt, amounting to R$727.4 million at the end of 1Q05.

Debt denominated in foreign currency represented 30.0% of total debt.

Brasil Telecom hedged 61.7% of its debt denominated in foreign currency, so that 11.9% of its total debt was exposed to exchange rate risk.

R$ Million	Mar /04	Dec/04	Mar /05	Δ Quarter	Δ 12 Months

Total Debt	5,061.0	5,281.5	5,104.6	-3.3%	0.9%
(-) Cash	2,343.5	2,397.8	1,853.1	-22.7%	-20.9%
Net Debt	2,717.5	2,883.7	3,251.5	12.8%	19.7%
(-) Inter Company with BRP	1,420.1	1,046.5	1,005.8	-3.9%	-29.2%
Net Debt Ex-Inter Company with BRP	1,297.4	1,837.2	2,245.7	22.2%	73.1%

Total investments in fixed-line operations totaled R$196.2 million in 1Q05, of which 31.6% were directed at our data network, our intelligent network and information technology.	PCS investments totaled R$85.9 million, compared to the R$417.9 million in 4Q04. Operating cash inflow of R$771.5 million in 1Q05 and R$3.2 billion in 12 months.
Financial Indicators

Financial Indicators	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

EBITDA* / Interest Expenses	5.47	5.27	5.51	0.7%	4.5%
Net Debt** / EBITDA* (x4)	0.36	0.59	0.68	87.3%	13.7%
Total Debt / (EBITDA* + Financial Income) (x4)	1.27	1.40	1.31	3.4%	-6.3%
EBITDA* (x4) / Lines in Service	R$370	R$325	R$349	-5.5%	7.4%
EBITDA* (x4) / Employees (thousand)	R$694	R$463	R$503	-27.5%	8.8%

* EBITDA without effects of non-recurrent itens. ** Net debt excluding inter-company loans with Brasil Telecom Participações.

INCOME STATEMENT

Table 1: Consolidated Income Statement - Brasil Telecom S.A.

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,908.8	3,502.0	3,468.7	-1.0%	19.2%
Fixed Telephony	2,658.2	3,040.1	2,901.1	-4.6%	9.1%
Local Service	1,114.3	1,262.5	1,195.7	-5.3%	7.3%
Public Telephony	108.2	123.2	86.9	-29.5%	-19.6%
Long Distance Service	382.2	444.9	430.2	-3.3%	12.6%
Inter-network Calls	702.1	854.4	832.5	-2.6%	18.6%
Interconnection	191.2	178.1	164.6	-7.6%	-13.9%
Lease of Means	55.1	66.7	65.9	-1.1%	19.7%
Supplementary and Value Added Services	99.1	100.7	114.7	14.0%	15.8%
Other	6.0	9.7	10.4	7.8%	72.9%
Mobile Telephony	-	87.9	147.0	67.2%	N.A.
Data Transmission	250.6	374.0	420.6	12.5%	67.8%

Deductions	(833.5)	(1,036.0)	(1,021.2)	-1.4%	22.5%
NET REVENUES	2,075.3	2,466.1	2,447.6	-0.7%	17.9%

COSTS & OPERATING EXPENSES	(1,176.1)	(1,693.2)	(1,616.7)	-4.5%	37.5%
Personnel	(94.1)	(124.0)	(151.1)	21.9%	60.6%
Materials	(23.0)	(137.3)	(78.6)	-42.8%	241.5%
Subcontracted Services	(361.3)	(484.3)	(489.8)	1.1%	35.6%
Interconnection	(496.2)	(647.2)	(576.1)	-11.0%	16.1%
Advertising and Marketing	(24.1)	(53.5)	(62.0)	15.9%	157.7%
Provisions and Losses	(110.2)	(253.7)	(140.2)	-44.7%	27.3%
Other	(67.2)	6.7	(118.8)	N.A.	76.7%

EBITDA	899.2	772.9	830.9	7.5%	-7.6%
Depreciation and Amortization	(599.0)	(639.4)	(670.5)	4.9%	11.9%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	300.2	133.5	160.3	20.1%	-46.6%

Financial Result	(380.8)	(361.7)	(123.1)	-66.0%	-67.7%
Financial Revenues	100.1	172.7	144.1	-16.6%	43.9%
Financial Expenses	(242.8)	(328.0)	(267.2)	-18.6%	10.0%
Interest on Shareholders' Equity	(238.1)	(206.4)	-	N.A.	N.A.

OPERATING PROFIT AFTER FINANCIAL
RESULT	(80.6)	(228.2)	37.2	N.A.	N.A.

Non-Operating Revenues (Expenses)	(40.2)	10.6	(35.6)	N.A.	-11.6%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(9.2)	41.6	(4.6)	N.A.	-50.7%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(120.8)	(217.7)	1.7	N.A.	N.A.

Income and Social Contribution Taxes	27.6	50.9	2.3	-95.5%	-91.7%

EARNINGS BEFORE PROFIT SHARING	(93.2)	(166.8)	4.0	N.A.	N.A.

Profit Sharing	(12.1)	(13.8)	-	N.A.	N.A.

Minority Interest	0.0	(6.3)	(1.2)	-81.1%	N.A.

EARNINGS BEFORE REVERSION OF
INTEREST ON SHAREHOLDERS' EQUITY	(105.3)	(186.9)	2.8	N.A.	N.A.

Reversion of Interest on Shareholders' Equity	238.1	206.4	-	N.A.	N.A.

NET EARNINGS (LOSSES)	132.8	19.5	2.8	-85.6%	-97.9%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS (LOSSES) ADJUSTED BY
GOODWILL AMORTIZATION	163.8	50.5	33.8	-33.1%	-79.4%

Net Earnings (Losses)/1,000 shares - R$	0.2436	0.0355	0.0050	-85.8%	-97.9%
Net Earnings (Losses)/ADR - US$	0.2524	0.0401	0.0057	-85.8%	-97.7%

Table 2: Consolidated Income Statement - Brasil Telecom GSM

R$ Million	4Q04	1Q05	Δ Quarter

GROSS REVENUES	102.3	182.5	78.4%
Subscription	10.2	34.6	239.2%
Utilization	5.7	57.4	N.A.
Roaming	0.2	0.7	244.6%
Interconnection	16.0	41.3	157.7%
Other Revenues	0.2	0.5	205.4%
Data Transmission	0.3	0.6	81.2%
Merchandise Sales (Handsets and Accessorie	69.7	47.4	-32.0%
Deductions	(23.3)	(50.9)	118.2%
NET REVENUES	79.0	131.6	66.7%

COSTS & OPERATING EXPENSES	(223.6)	(279.4)	25.0%
Personnel	(11.5)	(21.9)	90.4%
Materials	(116.0)	(59.7)	-48.5%
Subcontracted Services	(43.9)	(61.4)	39.8%
Interconnection	(7.8)	(37.3)	376.0%
Advertising and Marketing	(24.2)	(35.5)	46.6%
Provisions and Losses	(2.8)	(6.2)	120.0%
Other	(17.4)	(57.4)	230.7%

EBITDA	(144.6)	(147.8)	2.2%
Depreciation and Amortization	(28.7)	(53.1)	85.0%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	(173.3)	(200.9)	15.9%

Financial Result	(6.5)	(10.0)	54.2%
Financial Revenues	11.1	4.0	-63.9%
Financial Expenses	(17.6)	(14.1)	-20.3%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(179.8)	(210.9)	17.3%

Income and Social Contribution Taxes	60.7	85.7	41.1%

NET EARNINGS (LOSSES)	(119.1)	(125.2)	5.1%

Note: Statement does not consider inter-company eliminations with Brasil Telecom S.A.

OPERATING PERFORMANCE

FIXED-LINE TELEPHONY

NETWORK

Table 3: Network

PLANT	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,700.7	10,737.2	10,778.3	0.4%	0.7%
Additional Lines Installed (Thousand)	14.2	11.8	41.1	247.9%	189.2%

Lines in Service - LIS (Thousand)	9,723.8	9,503.1	9,512.3	0.1%	-2.2%
Residential	6,988.2	6,444.9	6,379.5	-1.0%	-8.7%
Non-Residential	1,468.5	1,433.0	1,440.2	0.5%	-1.9%
Public Telephones	295.9	295.9	296.4	0.2%	0.1%
Pre-paid	281.9	297.1	311.2	4.7%	10.4%
Hybrid Terminals	58.7	408.3	465.5	14.0%	692.9%
Other (including PBX)	630.6	623.9	619.6	-0.7%	-1.7%
Additional LIS (Thousand)	(127.0)	(101.2)	9.2	N.A.	N.A.

Average LIS (Thousand)	9,787.4	9,553.7	9,507.7	-0.5%	-2.9%

LIS/100 Inhabitants	23.1	22.4	22.4	0.0%	-3.1%
Public Telephones/1,000 Inhabitants	7.0	7.0	7.0	0.0%	-0.8%
Public Telephones/100 Lines Installed	2.8	2.8	2.7	-0.2%	-0.6%

Utilization Rate	90.9%	88.5%	88.3%	-0.3 p.p.	-2.6 p.p.

Digitization Rate	99.5%	99.7%	99.3%	-0.4 p.p.	-0.2 p.p.

Fixed-line Network

In 1Q05, Brasil Telecom installed 41.1 thousand lines, closing the quarter with 10.8 million terminals.

In 1Q05 we had 9.5 million lines in service, a result of 9.2 thousand net additions during the quarterBased on a strategy of client segmentation with the objective of improving profitability and prevent delinquency, we continued to encourage our subscribers of alternative plans to migrate to our hybrid plan. This initiative increased the number of such terminals by 14.0% in the quarter.

TRAFFIC

Table 4: Traffic

TRAFFIC	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

Exceeding Local Pulses (Million)	2,585.9	2,772.5	2,304.8	-16.9%	-10.9%

Long Distance Minutes (Million)	1,533.6	1,436.5	1,334.4	-7.1%	-13.0%

Fixed-Mobile Minutes (Million)	1,037.4	1,238.0	1,089.0	-12.0%	5.0%

Exceeding Pulses/Average LIS/Month	90.6	96.7	80.8	-16.5%	-10.8%
LD Minutes/Average LIS/Month	52.2	50.1	46.8	-6.7%	-10.4%
Fixed-Mobile Minutes/Average LIS/Month	35.4	43.2	38.2	-11.6%	7.7%

Billed Pulses
Influenced by seasonal effects typical of the first quarter of the  year, local traffic decreased by 16.9%. Additionally, the record  sale of mobile phones in December 2004, as well as the increase in  the number of ADSL accesses in service, contributed to the reduction  of local traffic.

Long Distance Traffic
In 1Q05, LD traffic decreased by 7.1% compared to the previous quarter.  Seasonal effects of the quarter also affected long distance traffic. In the  intra-sector segment Anatel’s resolution regarding conurbated  areas explains the traffic variation compared to 1Q04.

LD Market Share
Brasil Telecom closed the 1Q05 well positioned in the long  distance market, with a 51.0% and 29.1% (quarterly average)  market share in the interregional and international long distance  segments. This reflects the success of our marketing campaigns (“Viaje  com 14” e “Aniversário das Cidades”) and the strength of the Brasil  Telecom brand in Region II.

Sequentially, our quarterly average long distance market share increased 0.6 p.p. in the intra-state segment, reaching 82.9%. In the inter-state segment, our market share was of 91.0%.

Graph 1: DLD Market Share – Quartely Average

Inter-Network Traffic
Inter-network traffic decreased by 12.0% in 1Q05 compared to the  previous quarter. We have implemented initiatives to increase the  profitability of our operations. In this sense, we offer pre-paid and  hybrid plans, which have features that help to reduce fixed-to-mobile  traffic. Additionally, subscribers of our residential plan have tried to  control this type of traffic. Moreover, seasonality also played a role in  the reduction of this traffic.

MOBILE TELEPHONY

Table 5: Operational Data

Key Operational Data	4Q04	1Q05	Δ Quarter

Clients	622,295	1,003,658	61.3%
Post-Paid	205,716	322,486	56.8%
Pre-Paid	416,579	681,172	63.5%
Gross Additions	626,526	405,616	-35.3%
Post-Paid	209,497	122,801	-41.4%
Pre-Paid	417,029	282,815	-32.2%
Cancellations	4,231	24,253	473.2%
Post-Paid	3,781	6,031	59.5%
Pre-Paid	450	18,222	N.A.
Annualized Churn	1.4%	11.9%	10.6 p.p.
Served Localities	626	626	0.0%
Base Stations	1,632	1,695	3.9%
Switches	3	6	100.0%
Employees	881	918	4.2%

Mobile Network
Brasil Telecom GSM exceeded all expectations, reaching 1.0  million accesses in service in less than six months of operations.  At the end of 1Q05, Brasil Telecom GSM’s customer base  increased by 61.3% compared to 4Q04.

Graph 2: Mobile Network

Client-Mix
Our mobile operations had 322.5 thousand post-paid subscribers  at the end of 1Q05, which represented 32.1% of our mobile  customer base, a percentage that is above the market average.  This mix reflects good awareness of the Brasil Telecom brand in the  corporate segment and the attentiveness of our clients to the benefits of  convergence.

Market Share	At the end of 1Q05, Brasil Telecom GSM achieved a 4.8% market share in its area of operations.

DATA COMMUNICATIONS

Broadband

ADSL Accesses	We increased the number of our ADSL accesses in service by 92.4% in one year, reaching 625.3 thousand accesses at the end of 1Q05.

Graph 3: ADSL Acesses in Service

Internet Providers

BrTurbo	BrTurbo consolidated its broadband market leadership in Region II, with 333.8 thousand clients at the end of 1Q05, 24.5% higher than in 4Q04.

iG e iBest
iG and iBest have achieved positive results in their commercial  strategy of offering value-added products. At the end of 1Q05, iG  and iBest had 197.7 thousand paying clients, an increase of 13,5%  compared to 4Q04. Additionally, iG and iBest are collectively  positioned as leaders in the dial-up markets of Region I, II and  III.

At the end of 1Q05, our internet providers had 446.3 thousand broadband clients in total.

FINANCIAL PERFORMANCE

REVENUES

Table 6: Consolidated Operating Gross Revenues

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

GROSS REVENUES	2,908.8	3,502.0	3,468.7	-1.0%	19.2%

FIXED TELEPHONY	2,658.2	3,040.1	2,901.1	-4.6%	9.1%
Local Service	1,114.3	1,262.5	1,195.7	-5.3%	7.3%
Activation	9.1	7.3	7.7	5.1%	-16.0%
Basic Subscription	744.7	832.2	830.8	-0.2%	11.6%
Measured Service	336.4	402.0	337.7	-16.0%	0.4%
Lease of Facilities	0.4	0.4	0.4	-18.2%	-7.3%
Other	23.7	20.5	19.1	-7.2%	-19.7%

Public Telephony	108.2	123.2	86.9	-29.5%	-19.6%

Long Distance Service	382.2	444.9	430.2	-3.3%	12.6%
Intra-Region	355.2	358.4	347.4	-3.1%	-2.2%
Inter-Region	21.3	74.3	70.1	-5.7%	229.1%
International / Borderline	5.7	12.1	12.8	5.2%	124.0%

Inter-Network Calls	702.1	854.4	832.5	-2.6%	18.6%
VC-1	527.8	553.4	507.7	-8.3%	-3.8%
VC-2	133.9	183.7	191.7	4.4%	43.2%
VC-3	40.5	115.4	130.9	13.5%	223.1%
International	-	2.0	2.3	15.8%	N.A.

Interconnection	191.2	178.1	164.6	-7.6%	-13.9%
Fixed-Fixed	128.3	111.7	101.0	-9.6%	-21.3%
Mobile-Fixed	62.9	66.4	63.6	-4.2%	1.2%

Lease of Means	55.1	66.7	65.9	-1.1%	19.7%

Supplementary and Value Added Services	99.1	100.7	114.7	14.0%	15.8%

Other	6.0	9.7	10.4	7.8%	72.9%

MOBILE TELEPHONY	-	87.9	147.0	67.2%	N.A.
Subscription	-	10.2	34.6	239.2%	N.A.
Utilization	-	5.5	57.4	936.5%	N.A.
Roaming	-	0.2	0.7	244.6%	N.A.
Interconnection	-	2.1	6.4	202.9%	N.A.
Other Services	-	0.2	0.5	205.4%	N.A.
Merchandise Sales (Handsets and Accessories)	-	69.7	47.4	-32.0%	N.A.

DATA COMMUNICATIONS AND OTHER	250.6	374.0	420.6	12.5%	67.8%
Fixed	250.6	373.7	420.0	12.4%	67.6%
Mobile	-	0.3	0.6	81.2%	N.A.

Deductions	(833.5)	(1,036.0)	(1,021.2)	-1.4%	22.5%
NET REVENUES	2,075.3	2,466.1	2,447.6	-0.7%	17.9%

Graph 4: Gross Revenues Breakdown

Local Service	Gross revenues from local service reached R$1,195.7 million in 1Q05, up 7.3% year-on-year and down 5.3% quarter-on-quarter, mainly as a result of the decrease in revenues from measured service.

Gross revenues from activation fees totaled R$7.7 million in  1Q05, up 5.1% sequentially, due to the increase in the number of lines  activated in the quarter. In 1Q05, 378.5 thousand lines were activated,  compared to 376.8 thousand in 4Q04. Additionally, the rate adjustment  of 3.4% effective since November 1, 2004 also positively impacted  revenues from activation fees.

Gross revenues from basic subscription fees reached R$830.8 million in the quarter, stable compared to the R$832.2 million reported in 4Q04.

Gross revenues from measured service totaled R$337.7 million in 1Q05, stable compared to the corresponding period in 2004.

Public Telephony
Gross revenues from public telephony services reached R$86.9  million in 1Q05, due to the implementation of the Brasil Virtual Cel  service, which converts fixed-to-mobile calls made from pubic payphones  into mobile-to-mobile calls. As a result, revenues from calls made from  public payphones to mobile phones, which amounted to R$42.6 million, are recognized as revenues of Brasil Telecom GSM.

Long Distance
Gross revenues from long distance services reached R$430.2  million in 1Q05, down 3.3% sequentially. This reduction is mainly  explained by the decrease of 7.1% in traffic, which in turn, was affected  by seasonal effects typical of the first quarter of the year.

Inter-Network
Gross revenues from inter-network calls amounted to R$832.5  million in 1Q05, down 2.6% quarter-on-quarter, due to a 12.0%  decrease in inter-network traffic, which was offset by the increase of VC-  2 and VC-3 traffic as a percentage of total of inter-network traffic. The  VC-2 and VC-3 rates were also adjusted in February 2005, in accordance  with the maximum rate authorized by Anatel in February 2004.

Interconnection	Gross revenues from interconnection fees in 1Q05 decreased by 7.6% compared to 4Q04, mainly due to the increase in our market share in long distance segments and the impact of seasonality in 1Q05.

Data Communications
In 1Q05, gross revenues from data communications and other  services reached R$420.6 million, up 12.5% sequentially, due to  the growth in data communications services such as VPN, Vetor, and  Interlan, and also by the 16.8% increase in ADSL accesses in service.

Data communications revenues have been increasing as a percentage of total revenues. The segment increased its share from 8.6% of total revenues a year ago to 12.1% in 1Q05.

Graph 5: Data Communications and Other Services Revenues

Mobile Telephony
In 1Q05, gross revenues from mobile telephony services totaled  R$147.0 million, of which R$99.6 million are related to services and  R$47.4 million to the sale of handsets and accessories. Due to our good  client-mix (32.1% post-paid) revenues from monthly subscription fees  accounted for 34.7% of total revenues from services.

Fixed-line Telephony ARPU	Fixed-line telephony ARPU (net revenues/Avg. LIS/month) was of R$83.2 in 1Q05, compared to R$83.9 in 4Q04.

Mobile Telephony ARPU	Total mobile telephony ARPU reached R$29.4 in 1Q05. Post-paid ARPU was of R$53.6 while pre-paid ARPU reached R$17.7.

Table 7: ARPU Calculation – Mobile Telephony

R$ Thousands	1T05

(+) Gross Revenues	182,531
(-) Handsets	(47,404)
Gross Service Revenues	135,127
(-) Taxes and Deductions	(36,170)
Net Service Revenues	98,956
(-) Net Revs Public Payphones	(26,894)
(-) Net Revs Roaming	(454)
Quarterly Net Revenues	71,608
Monthly Net Revenues	23,869
Average Number of Clients	812,977
ARPU (R$)	29.36

COSTS AND EXPENSES

Table 7: Consolidated Operating Costs and Expenses

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

NET REVENUES	2,075.3	2,466.1	2,447.6	-0.7%	17.9%

Costs	(1,337.3)	(1,623.4)	(1,587.0)	-2.2%	18.7%
Personnel	(28.0)	(32.2)	(37.3)	15.7%	33.4%
Materials	(21.8)	(113.4)	(69.0)	-39.2%	216.1%
Subcontracted Services	(654.1)	(831.2)	(770.2)	-7.3%	17.7%
Interconnection	(496.2)	(647.2)	(576.1)	-11.0%	16.1%
Other	(157.9)	(184.0)	(194.0)	5.4%	22.9%
Depreciation and Amortization	(541.3)	(560.9)	(572.0)	2.0%	5.7%
Other	(92.0)	(85.6)	(138.6)	61.9%	50.6%

GROSS PROFIT	738.0	842.7	860.5	2.1%	16.6%

Sales Expenses	(133.9)	(257.4)	(265.8)	3.3%	98.6%
Personnel	(31.2)	(46.9)	(60.9)	30.0%	95.5%
Materials	(0.2)	(22.5)	(7.7)	-65.9%	N.A.
Subcontracted Services	(99.6)	(178.4)	(190.4)	6.7%	91.1%
Advertising and Marketing	(24.1)	(53.5)	(62.0)	15.9%	157.7%
Other	(75.5)	(124.9)	(128.3)	2.8%	69.9%
Depreciation and Amortization	(1.3)	(3.1)	(4.0)	28.2%	205.6%
Other	(1.6)	(6.6)	(2.9)	-55.3%	82.7%

General and Administrative Expenses	(143.4)	(185.3)	(193.8)	4.6%	35.1%
Personnel	(29.7)	(35.4)	(42.0)	18.6%	41.2%
Materials	(0.5)	(0.7)	(1.3)	89.0%	147.9%
Subcontracted Services	(104.0)	(138.5)	(136.2)	-1.7%	30.9%
Depreciation and Amortization	(5.0)	(7.2)	(9.5)	31.0%	90.3%
Other	(4.2)	(3.5)	(4.9)	40.8%	16.8%

Information Technology	(82.0)	(106.8)	(109.8)	2.8%	33.8%
Personnel	(5.2)	(9.5)	(10.9)	15.4%	109.2%
Materials	(0.5)	(0.7)	(0.6)	-14.2%	30.8%
Subcontracted Services	(23.9)	(36.8)	(31.2)	-15.2%	30.5%
Depreciation and Amortization	(41.8)	(53.8)	(60.9)	13.2%	45.8%
Other	(10.6)	(5.9)	(6.1)	2.4%	-42.8%

Provisions and Losses	(110.2)	(253.7)	(140.2)	-44.7%	27.3%
Doubtful Accounts	(87.7)	(129.5)	(104.9)	-19.0%	19.7%
Contingencies	(22.5)	(124.2)	(35.3)	-71.5%	57.0%

Other Operating Revenues (Expenses)	31.6	94.0	9.5	-89.9%	-70.0%
Goodwill Amortization	(9.6)	(14.3)	(24.2)	69.1%	152.4%
Other	41.2	108.3	33.7	-68.9%	-18.3%

OPERATING PROFIT BEFORE FINANCIAL	300.2	133.5	160.3	20.1%	-46.6%
RESULTS

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,775.1)	(2,332.6)	(2,287.2)	-1.9%	28.9%
Depreciation and Amortization	(599.0)	(639.4)	(670.5)	4.9%	11.9%
Interconnection	(496.2)	(647.2)	(576.1)	-11.0%	16.1%
Subcontracted Services	(361.3)	(484.3)	(489.8)	1.1%	35.6%
Personnel	(94.1)	(124.0)	(151.1)	21.9%	60.6%
Provisions and Losses	(110.2)	(253.7)	(140.2)	-44.7%	27.3%
Materials	(23.0)	(137.3)	(78.6)	-42.8%	241.5%
Advertising and Marketing	(24.1)	(53.5)	(62.0)	15.9%	157.7%
Other	(67.2)	6.7	(118.8)	N.A.	76.7%

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,775.1)	(2,332.6)	(2,287.2)	-1.9%	28.9%
(+) Depreciation and Amortization	599.0	639.4	670.5	4.9%	11.9%
(+) Provisions and Losses	110.2	253.7	140.2	-44.7%	27.3%
(+) Other	67.2	(6.7)	118.8	N.A.	76.7%
(=) CASH COST	(998.7)	(1,446.3)	(1,357.7)	-6.1%	35.9%

Graph 6: Operating Costs and Expenses Breakdown

(Excluding Depreciation, Provisions, Losses and Other)

Operating Costs and Expenses	Operating costs and expenses reached R$2,287.2 million in 1Q05, compared to the R$2,332.6 million reported in the previous quarter.

Cash costs (operating costs and expenses excluding depreciation,  amortization, provisions, losses and other) was of R$1,357.7  million in 1Q05, compared to R$1,446.3 million in 4Q04, a decrease of  6.1% quarter-on-quarter. The main items responsible for this reduction  were: interconnection (-11.0%) and materials (-42.8%).

Employees	At the end of 1Q05, our fixed-line arm had 5,685 employees, compared to 5,799 of the previous quarter.

Brasil Telecom GSM had 918 employees at the end of the quarter compared to 881 at 4Q04.

Personnel
Total personnel costs reached R$151.1 million, up 21.9% from the  previous quarter, mainly due to the recording of R$14.1 million  previously accounted for under the employee profit sharing line, the  consolidation of iG in December 2004, and the effectiveness of the new  Collective Bargaining Agreement since January 2005.

Cost of Subcontracted Services	Cost of subcontracted services, excluding interconnection costs and advertising and marketing expenses, totaled R$489.8 million in 1Q05, virtually stable compared to the previous quarter.

Interconnection
Interconnection costs totaled R$576.1 million in 1Q05, a decrease  of 11.0% sequentially. Lower interconnection costs are associated to the  synergies achieved between our mobile operations and the rest of our  business, as well as the reduction in inter-network traffic.

Advertising and Marketing	Advertising and marketing expenses totaled R$62.0 million in 1Q05, up 15.9% quarter-on-quarter.

Losses from accounts receivable as a percentage of gross revenues
Losses from accounts receivable as a percentage of gross  revenues in 1Q05 reached 3.0%, compared to 3.7% in 4Q04. Losses  from accounts receivable totaled R$104.9 million in 1Q05, down 19.0%  sequentially.

Accounts Receivable	Net of provision for doubtful accounts in the amount of R$270.0 million, net accounts receivable totaled R$2,186.8 million at the end of 1Q05.

Graph 7: Accounts Receivable / Gross Revenues Ratio

Table 8: Gross Accounts Receivable

	Mar/04	Jun/04	Sep/04	Dec/04	Mar/05

Total (R$ Million)	2,099.0	2,145.9	2,284.4	2,354.8	2,456.8
Due	60.6%	60.1%	61.5%	64.5%	63.3%
Overdue (up to 30 days)	16.2%	15.7%	17.3%	16.4%	15.7%
Overdue (between 31-60 days)	6.2%	6.3%	5.8%	5.7%	6.4%
Overdue (between 61-90 days)	4.4%	3.6%	3.5%	3.7%	4.3%
Overdue (over 90 days)	12.6%	14.3%	11.9%	9.7%	10.3%

Provision for Contingencies	In 1Q05, provision for contingencies totaled R$35.3 million, down 71.5% quarter-on-quarter.

Materials
Costs and expenses related to materials amounted to R$78.6  million in 1Q05, down 42.8% quarter-on-quarter. This was mainly due  to the decrease in costs of handsets and accessories, which totaled  R$58.7 million in 1Q05, compared to R$113.6 million in the previous  quarter, which in turn, was as a result of the sales volume of Brasil  Telecom GSM.

Other Operating Costs and Expenses / Revenues	Other operating costs and expenses reached R$118.8 million in 1Q05.

EBITDA

Table 9: EBITDA Margin – Gains/Losses

R$ Million	1Q04	Vertical	4Q04	Vertical	1Q05	Vertical

GROSS REVENUES	2,908.8	140.2%	3,502.0	142.0%	3,468.7	141.7%
Fixed Telephony	2,658.2	128.1%	3,040.1	123.3%	2,901.1	118.5%
Local Service	1,114.3	53.7%	1,262.5	51.2%	1,195.7	48.9%
Public Telephony	108.2	5.2%	123.2	5.0%	86.9	3.6%
Long Distance Service	382.2	18.4%	444.9	18.0%	430.2	17.6%
Fixed-Mobile Calls	702.1	33.8%	854.4	34.6%	832.5	34.0%
Interconnection	191.2	9.2%	178.1	7.2%	164.6	6.7%
Lease of Means	55.1	2.7%	66.7	2.7%	65.9	2.7%
Supplementary and Value Added Services	99.1	4.8%	100.7	4.1%	114.7	4.7%
Other	6.0	0.3%	9.7	0.4%	10.4	0.4%
Mobile Telephony	-	0.0%	87.9	3.6%	147.0	6.0%
Data Transmission	250.6	12.1%	374.0	15.2%	420.6	17.2%

Deductions	(833.5)	-40.2%	(1,036.0)	-42.0%	(1,021.2)	-41.7%
NET REVENUES	2,075.3	100.0%	2,466.1	100.0%	2,447.6	100.0%

COSTS & OPERATING EXPENSES	(1,176.1)	-56.7%	(1,693.2)	-68.7%	(1,616.7)	-66.1%
Personnel	(94.1)	-4.5%	(124.0)	-5.0%	(151.1)	-6.2%
Materials	(23.0)	-1.1%	(137.3)	-5.6%	(78.6)	-3.2%
Subcontracted Services	(361.3)	-17.4%	(484.3)	-19.6%	(489.8)	-20.0%
Interconnection	(496.2)	-23.9%	(647.2)	-26.2%	(576.1)	-23.5%
Advertising and Marketing	(24.1)	-1.2%	(53.5)	-2.2%	(62.0)	-2.5%
Provisions and Losses	(110.2)	-5.3%	(253.7)	-10.3%	(140.2)	-5.7%
Others	(67.2)	-3.2%	6.7	0.3%	(118.8)	-4.9%

EBITDA	899.2	43.3%	772.9	31.3%	830.9	33.9%

EBITDA of R$830.9 million	Our EBITDA was of R$830.9 million in 1Q05, up R$58.0 million or 7.5% quarter-on-quarter. Fixed-line EBITDA margin reached 41.0%.

Table 10: EBITDA as a Percentage of Service Revenues

R$ Million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

NET REVENUES	2,075.3	2,466.1	2,447.6	-0.7%	17.9%
Merchandise Sales	-	69.7	47.4	-32.0%	N.A.
Taxes and Discounts of Merchandise Sales	-	(14.5)	(14.7)	1.4%	N.A.
NET SERVICE REVENUES	2,075.3	2,410.9	2,414.9	0.2%	16.4%
EBITDA	899.2	772.9	830.9	7.5%	-7.6%
EBITDA / Service Revenues	43.3%	32.1%	34.4%	2.3 p.p.	-8.9 p.p.

EBITDA as a Percentage of Service Revenues	EBITDA as a percentage of service revenues reached 34.4%, up 2.3 p.p. sequentially.

EBITDA/Avg. LIS/month	In 1Q05, EBITDA/Avg. LIS/month reached R$29.1, an 8.0% increase quarter-on-quarter.

NET FINANCIAL EXPENSES

Table 10: Consolidated Net Financial Expenses

R$ million	1Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

Financial Revenue	100.1	172.7	144.1	-16.6%	43.9%
Local Currency	90.4	106.0	112.1	5.8%	24.0%
Foreign Currency	9.7	66.8	32.0	-52.0%	228.7%
Financial Expense	(242.8)	(328.0)	(267.2)	-18.6%	10.0%
Local Currency	(229.7)	(223.4)	(190.6)	-14.7%	-17.0%
Foreign Currency	(13.1)	(104.7)	(76.6)	-26.9%	484.2%
Interest on Shareholders' Equity	(238.1)	(206.4)	-	N.A.	N.A.

Net Financial Expenses	(380.8)	(361.7)	(123.1)	-66.0%	-67.7%

Net Financial Expenses	Our net financial expenses totaled R$123.1 million in 1Q05, an improvement of 20.7% compared to 4Q04, not accounting for the payment of interest on capital.

OTHER ITEMS

Goodwill Amortization
In 1Q05, we amortized R$31.0 million of goodwill in connection  with the acquisition of CRT (with no impact on cash flows and dividend  distributions), which was accounted for as non-operational expense.

NET EARNINGS

Net income reached R$2.8 million in 1Q05 (R$0.0050/1,000 shares). Net income/ADR in the same period was of US$0.0057. Net income adjusted by goodwill totaled R$33.8 million in 1Q05.

BALANCE SHEETS

Table 11: Consolidated Balance Sheet – Brasil Telecom S.A.

R$ Million	Dec/04	Mar/05

CURRENT ASSETS	5,802.0	5,298.6

Cash and Equivalents	2,397.8	1,853.1
Accounts Receivables (Net)	2,111.6	2,186.8
Deferred and Recoverable Taxes	735.7	780.2
Other Recoverable Amounts	327.0	268.6
Inventory	174.0	137.5
Other	55.9	72.3

LONG TERM ASSETS	1,299.5	1,395.5

Loans and Financing	8.2	8.3
Deferred and Recoverable Taxes	729.7	790.1
Other	561.6	597.2

PERMANENT ASSETS	10,301.0	9,874.6

Investment (Net)	477.6	450.1
Property, Plant and Equipment (Net)	8,897.2	8,527.4
Property, Plant and Equipment (Gross)	24,562.4	24,757.2
Accumulated Depreciation	(15,665.2)	(16,229.9)
Deferred Assets (Net)	926.2	897.1

TOTAL ASSETS	17,402.5	16,568.7

CURRENT LIABILITIES	4,808.7	4,092.1

Loans and Financing	1,103.1	1,044.4
Suppliers	1,769.5	1,514.6
Taxes and Contributions	799.2	811.4
Dividends Payable	411.2	41.5
Provisions	357.1	339.0
Salaries and Benefits	134.1	116.1
Consignment for Third Parties	114.2	102.4
Authorization for Services Exploration	44.1	45.6
Other	76.2	77.1

LONG TERM LIABILITIES	6,008.2	5,935.0

Loans and Financing	4,178.4	4,060.3
Provisions	883.2	895.5
Taxes and Contributions	665.0	685.6
Authorization for Services Exploration	261.5	270.6
Other	20.2	23.1

DEFERRED INCOME	74.0	88.1

MINORITY INTEREST	30.3	31.6

SHAREHOLDERS' EQUITY	6,481.4	6,421.9

Capital Stock	3,401.2	3,435.8
Capital Reserves	1,552.1	1,517.6
Profit Reserves	287.7	287.7
Retained Earnings	1,332.8	1,335.6
Treasury Shares	(92.5)	(154.7)

TOTAL LIABILITIES	17,402.5	16,568.7

Table 12: Consolidated Balance Sheet – Brasil Telecom GSM

R$ Million	Dec/04	Mar/05

CURRENT ASSETS	633.2	465.6

Cash and Equivalents	214.7	2.3
Accounts Receivables (Net)	91.2	128.4
Deferred and Recoverable Taxes	149.6	182.9
Other Recoverable Amounts	8.8	8.8
Inventory	166.2	132.0
Other	2.7	11.3

LONG TERM ASSETS	112.0	179.6

Deferred and Recoverable Taxes	109.8	177.3
Other	2.3	2.3

PERMANENT ASSETS	1,450.3	1,483.1

Property, Plant and Equipment (Net)	1,149.1	1,166.3
Property, Plant and Equipment (Gross)	1,169.1	1,224.3
Accumulated Depreciation	(20.0)	(58.0)
Deferred Assets (Net)	301.2	316.8

TOTAL ASSETS	2,195.5	2,128.3

CURRENT LIABILITIES	834.0	618.1

Suppliers	687.0	451.4
Taxes and Contributions	81.5	90.4
Dividends Payable	4.8	4.5
Salaries and Benefits	6.6	8.9
Consignment for Third Parties	6.7	10.8
Authorization for Services Exploration	44.1	45.6
Other	3.4	6.6

LONG TERM LIABILITIES	250.8	342.6

Loans and Financing	0.4	5.6
Provisions	-	0.1
Authorization for Services Exploration	250.3	259.0
Capitalized Resources	-	78.0

SHAREHOLDERS' EQUITY	1,110.7	1,167.5

Capital Stock	1,218.0	1,400.0
Capital Reserves	11.8	11.8
Retained Earnings	(119.1)	(244.3)

TOTAL LIABILITIES	2,195.5	2,128.3

INDEBTEDNESS

Table 13: Indebtedness

R$ Million	Currency	Annual Cost	Maturity	% Total	Balance Mar/05

Short Term				20.5%	1,044.4
Private Debenture (BRP)	R$	100% CDI	Jul/2006		415.2
Inter Company (BRP)	US$	1.75%	Jul/2014		8.0
BNDES	R$	TJLP + 6.5%	Dec/2007		15.7
BNDES	R$	TJLP + 3.85%	Dec/2007		349.8
BNDES	R$	TJLP + 3.85%	Oct/2007		82.2
BNDES	R$	Basket + 6.5%	Dec/2007		36.6
BNDES	R$	Basket + 3.85%	Nov/2007		12.6
BNDES	R$	Basket + 5,5%	Apr/2011		3.3
BNDES	R$	TJLP + 5,5%	Apr/2011		18.4
BRDE	R$	IGP-M + 12.0%	Sep/2006		9.1
BB	R$	14%	Jan/2008		5.2
Public Debentures - 3rd Issuance	R$	CDI + 1,0%	Jul/2009		20.4
Bonds - US$ 200 MM	US$	9.38%	Feb/2014		6.8
Financial Institutions I	US$	Lib6 + 4.0%	Mar/2006		11.5
Financial Institutions II	US$	Lib6 + 2.4%	Dec/2005		9.6
Financial Institutions III	US$	Lib6 + 0.5%	Jul/2008-Jul/2011		12.9
Financial Institutions IV	Yen$	Jibor6 + 1.92%	Mar/2011		0.2
Financial Institutions V	Yen$	3.65%	Feb/2009		0.6
Suppliers I	US$	Lib3 + 2.95%	Jun/2007		0.6
Suppliers II	US$	1.75%	Feb/2014		0.2
Hedge Adjustmest					25.6
Long Term				79.5%	4,060.3
Private Debenture (BRP)	R$	100% CDI	Jul/2006		520.0
Inter Company (BRP)	US$	1.75%	Jul/2014		62.6
BRB - GSM	R$	2.47%	Jul/2015		5.6
BRB - Fixed-line	R$	2.47%	Jul/2015		0.1
BNDES	R$	TJLP + 6.5%	Dec/2007		26.7
BNDES	R$	TJLP + 3.85%	Dec/2007		686.7
BNDES	R$	TJLP + 3.85%	Oct/2007		136.6
BNDES	R$	Basket + 6.5%	Dec/2007		62.2
BNDES	R$	Basket + 3.85%	Nov/2007		21.3
BNDES	R$	Basket + 5,5%	Apr/2011		128.2
BNDES	R$	TJLP + 5,5%	Apr/2011		603.5
BRDE	R$	IGP-M + 12.0%	Sep/2006		5.0
BB	R$	14%	Jan/2008		9.2
Public Debentures - 3rd Issuance	R$	CDI + 1,0%	Jul/2009		500.0
Bonds - US$ 200 MM	US$	9.38%	Feb/2014		533.2
Financial Institutions III	US$	Lib6 + 0.5%	Jul/2008-Jul/2011		53.3
Financial Institutions IV	Yen$	Jibor6 + 1.92%	Mar/2011		536.6
Financial Institutions V	Yen$	3.65%	Feb/2009		1.6
Financial Institutions VI	US$	0.00%	Dec/2015		26.5
Suppliers I	US$	Lib3 + 2.95%	Jun/2007		0.7
Suppliers II	US$	1.75%	Feb/2014		1.6
Hedge Adjustmest					139.2
Total Debt				100.0%	5,104.6

Total Debt	As of March 2005, Brasil Telecom’s consolidated total debt was of R$5,104.6 million, 3.3% lower than the amount reported at the end of 2004.

Net Debt
Net debt totaled R$3,251.5 million, a 12.8% increase from  December 2004, due to a reduction of R$544.7 million in cash  and cash equivalents, mainly due to the payment of proceeds to  shareholders in the amount of R$369.7 million. Not accounting for  inter-company debt and the private debenture program with our  controlling company, net debt at the end of March was of  R$2,245.7 million.

Table 14: Indebtedness by Currency

Debt BTM (R$ Million)	Mar 2004	Dec 2004	Mar 2005	Quarter	Year

Short Term	1,956.6	1,103.1	1,044.4	-5.3%	-46.6%
In R$	1,831.8	962.3	916.0	-4.8%	-50.0%
In US$	50.7	62.6	49.5	-20.8%	-2.2%
In Yen	0.0	4.0	0.8	-80.9%	N.A.
In Currency Basket	54.4	50.4	52.5	4.1%	-3.5%
Hedge Adjustment	19.8	23.8	25.6	7.4%	29.4%
Long Term	3,104.4	4,178.4	4,060.3	-2.8%	30.8%
In R$	2,176.1	2,596.6	2,493.3	-4.0%	14.6%
In US$	758.4	692.8	677.9	-2.2%	-10.6%
In Yen	0.0	561.4	538.2	-4.1%	N.A.
In Currency Basket	142.9	225.2	211.7	-6.0%	48.1%
Hedge Adjustment	27.1	102.3	139.2	36.1%	413.3%
Total Debt	5,061.0	5,281.5	5,104.6	-3.3%	0.9%
(-) Cash	2,343.5	2,397.8	1,853.1	-22.7%	-20.9%
Net Debt	2,717.5	2,883.7	3,251.5	12.8%	19.7%
(-) Inter Company with BRP	1,420.1	1,046.5	1,005.8	-3.9%	-29.2%
Net Debt Ex-Inter Company with BRP	1,297.4	1,837.2	2,245.7	22.2%	73.1%

Long term debt
As of March 2005, 79.5% of the total debt was long-term debt,  compared to 61.3% in March 2004, reflecting the Company’s success  in increasing debt maturity. Brasil Telecom’s debt had the following  amortization schedule:

Table 15: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2006	26.7%
2007	19.7%
2008	9.7%
2009	19.7%
2010	7.3%
2011 and after	17.0%

Debt Exposed to Exchange Rate Variation
At the end of March 2005, debt exposed to exchange rate  variation totaled R$1,530.6 million, of which R$727.4 million  were denominated in US dollars, R$264.2 million in Currency  Basket and R$539.0 million in Yen.

On March 31, 2003, 61.7% of our debt affected by exchange rate  variation was hedged against exchange rate risk. Of our total debt  excluding hedge adjustments, 11.9% was exposed to exchange rate  variations.

Cost of Debt	Brasil Telecom’s consolidated debt had a year-to-date cost equivalent to 15.2% per annum, or 85.9% of the CDI (Domestic Inter-bank Rate).

Gearing Ratio	As of March 31, 2005, Brasil Telecom had a gearing ratio (net debt/net equity) of 50.6%, compared to 44.5% at December 2004.

INVESTMENTS IN PERMANENT ASSETS

Table 16: Breakdown of Investments in Permanent Assets

R$ Million	1Q04	2Q04	3Q04	4Q04	1Q05	Quarter	12 Months

Network Expansion	95.0	128.8	107.2	240.5	65.0	-73.0%	-31.6%
Conventional Telephony	45.0	19.3	20.0	95.4	16.5	-82.7%	-63.3%
Transmission Backbone	5.3	11.4	10.3	22.2	3.9	-82.6%	-26.6%
Data Network	41.0	76.2	74.1	108.7	42.0	-61.3%	2.7%
Intelligent Network	0.9	19.6	0.6	5.2	0.4	-92.7%	-56.4%
Network Management Systems	0.3	1.0	0.1	2.9	-	-100.0%	-100.0%
Other	2.6	1.4	2.0	6.0	2.2	-63.7%	-15.4%
Network Operation	50.2	62.8	71.9	85.3	58.3	-31.6%	16.1%
Public Telephony	0.5	0.9	0.7	0.9	1.2	33.3%	124.2%
Information Technology	40.0	29.0	41.2	106.0	19.7	-81.4%	-50.8%
Expansion Personnel	21.0	20.6	19.8	19.1	21.0	9.7%	-0.1%
Other	10.3	356.2	13.4	162.0	26.4	-83.7%	156.6%
Expansion Financial Expenses	-	19.1	(17.6)	6.5	4.6	-28.9%	N.A.

Total - Fixed Telephony	217.0	617.4	236.5	620.3	196.2	-68.4%	-9.6%

R$ Million	1Q04	2Q04	3Q04	4Q04	1Q05	Δ Quarter	Δ 12 Months

Brasil Telecom GSM	39.9	158.1	486.4	415.2	85.9	-79.3%	115.3%
Expansion Financial Expenses PCS	14.5	42.6	16.3	2.7	-	-100.0%	-100.0%

Total - Mobile Telephony	54.4	200.7	502.7	417.9	85.9	-79.4%	57.9%

Total Investments	271.4	818.1	739.2	1,038.2	282.2	-72.8%	3.9%

Investments in Permanent Assets	Investments amounted to R$282.2 million in 1Q05, of which R$196.2 million relate to fixed-line operations and R$85.9 million to mobile operations.

CASH FLOW

Table 17: Consolidated Cash flow

R$ Million	1Q04	4Q04	1Q05

OPERATING ACTIVITIES
(+) Net Income of the Period	132.8	19.5	2.8
(+) Minority Participation	(0.0)	6.3	1.2
(+) Items with no Cash Effects	1,155.2	1,069.2	1,240.8
Depreciation and Amortization	630.0	671.1	701.8
Losses with Accounts Receivable from Services	97.5	69.0	77.6
Provision for Doubtful Accounts	(6.3)	50.0	27.3
Provision for Contingencies	22.5	124.2	35.3
Deferred Taxes	225.8	90.8	219.1
Result from the Write-off of Permanent Assets	9.0	(25.7)	6.7
Financial Expenses	177.6	85.0	183.4
Other Expenses/Revenues with no Cash Effects	(0.9)	4.7	(10.3)
(-) Equity Changes	521.5	409.9	473.3
(=) Cash Flow from Operating Activities	766.5	685.1	771.5

INVESTMENT ACTIVITIES
Financial Investments	0.0	3.9	(0.2)
Investment Suppliers	119.8	299.4	(257.4)
Funds from Sales of Permanent Assets	0.7	1.3	0.5
Investments in Permanent Assets	(273.1)	(930.5)	(268.6)
Other Investment Flows	(1.1)	5.0	-
(=) Cash Flow from Investment Activities	(153.6)	(620.8)	(525.7)

FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the Period	(0.4)	(2.2)	(369.7)
Loans and Financing	265.2	(229.2)	(358.6)
Loans Obtained	587.2	454.4	5.3
Loans Paid	(132.4)	(544.4)	(147.0)
Interest Paid	(189.6)	(139.2)	(216.9)
Change in Shareholders' Equity	-	5.2	-
Acquisition of Own Shares	-	(35.6)	(62.3)
Other Financing Flows	0.1	(3.6)	0.1
(=) Cash Flow from Financing Activities	264.9	(265.4)	(790.5)

CASH FLOW OF THE PERIOD	877.8	(201.1)	(544.7)

Cash and Cash Equivalents - current balance	2,343.5	2,397.8	1,853.1
Cash and Cash Equivalents - previous balance	1,465.8	2,598.9	2,397.8
Variation in Cash and Cash Equivalents	877.8	(201.1)	(544.7)

	-	0.0	0.0

OPERATING CASH FLOW	766.5	685.1	771.5
(-) Cash Flow from Investmenting Activities	(153.6)	(620.8)	(525.7)
(-) Interest Paid	(189.6)	(139.2)	(216.9)

(=) FREE CASH FLOW	423.2	(74.8)	29.0

Cash Flow from Operations of R$771.5 million in 1Q05	Cash flow from operations reached R$771.5 million in 1Q05, an increase of 12.6% compared to the previous quarter.

Free Cash Flow of R$29.0 million	Our free cash flow totaled R$29.0 million in the quarter, compared to a R$74.8 million cash outflow in 4Q04.

STOCK MARKET

Table 18: Stock Performance

	Closing Price	Performance
	as of
	Mar/31/05	In 1Q05	In 12 months	In 24 months

Common Shares (BRTO3) (in R$/1,000 shares)	13.45	-6.4%	10.2%	25.0%
Preferred Shares (BRTO4) (in R$/1,000 shares)	10.85	-20.8%	-12.5%	0.6%
ADR (BTM) (in US$/ADR)	12.23	-20.1%	-5.9%	27.4%
Ibovespa (points)	26,611	1.6%	20.2%	136.0%
Itel (points)	859	-6.5%	-3.8%	58.4%
IGC (points)	2,624	3.1%	44.5%	139.6%
Dow Jones (points)	10,504	-2.6%	1.4%	31.4%

Graph 8: Performance in the 1Q05 – Bovespa and NYSE

(Base 100 = December 31, 2004)

Table 19: Weight in the Theoretical Portfolio – Jan - Apr

	Ibovespa	Itel	IGC

BRTO3	-	-	0.019%
BRTO4	2.293%	7.640%	1.343%

SHAREHOLDING STRUCTURE

Share capital Increase
The 12/60 (installment/month) amortization of goodwill from the  acquisition/incorporation of CRT for the fiscal year 2004 resulted in a  fiscal benefit of R$64.4 million, which was capitalized. Subscription  rights foreseen by article 171 of Law 6.404/76 were assured when the  respective 5,582,935,888 preferred shares were issued. The  issuance and subscription price is of R$11.53 per a thousand preferred  shares and the period for the exercise of subscription rights is from  03/30/2005 to 04/28/2005.

Share Repurchase Program
On September 13, 2004, the Board of Directors of Brasil Telecom S.A.  approved the Preferred Shares Repurchase Program of shares issued by  the Company, whether for the purpose of cancellation or otherwise. In  the 1Q05, Brasil Telecom S.A. repurchased 5,572,500,000  preferred shares.

Table 20: Shareholding Structure

Mar 2005	Common Shares	%	Preferred Shares	%	Total	%

Brasil Telecom Participações	247,276,380,758	99.1%	112,516,718,089	36.8%	359,793,098,847	64.8%
ADR	-	0.0%	17,489,415,000	5.7%	17,489,415,000	3.1%
Treasury	-	0.0%	13,679,382,322	4.5%	13,679,382,322	2.5%
Other	2,320,668,784	0.9%	162,015,715,878	53.0%	164,336,384,662	29.6%

Total	249,597,049,542	100.0%	305,701,231,289	100.0%	555,298,280,831	100.0%

Dec 2004	Common Shares	%	Preferred Shares	%	Total	%

Brasil Telecom Participações	247,276,380,758	99.1%	112,516,718,089	37.5%	359,793,098,847	65.5%
ADR	-	0.0%	16,083,237,000	5.4%	16,083,237,000	2.9%
Treasury	-	0.0%	8,106,882,322	2.7%	8,106,882,322	1.5%
Other	2,320,668,784	0.9%	163,411,457,990	54.4%	165,732,126,774	30.1%

Total	249,597,049,542	100.0%	300,118,295,401	100.0%	549,715,344,943	100.0%

CORPORATE GOVERNANCE

2005 Ordinary and Extraordinary General Meeting of Shareholders	On April 29, 2005, shareholders of Brasil Telecom S.A. will meet at the Ordinary and Extraordinary Meeting of Shareholders to deliberate on the following:

Ordinary Meeting of Shareholders
	1.	Assess the acts of our Senior Management and Board of Directors and give an opinion on the Financial Statements and Annual Report of the Management for the fiscal year ended on December 31, 2004;
	2.	Give an opinion regarding the allocation of net income for the fiscal year and dividend distribution;
	3.	Elect effective and alternate members of the Board of Directors;
and
	4.	Elect effective and alternate members of the Fiscal Council.

Extraordinary Meeting of Shareholders
1.
Pursuant to Article 15 of the Company’s By-laws, set the total  remuneration amount to be divided among the members of the  Board of Directors and Senior Management and the individual  remuneration of the members of the Fiscal Council.

	2.	Alter the contents of Article 5 of the Company’s By-laws.

AWARDS

“Top de Marketing da ADVB” Award
Brasil Telecom GSM was awarded the “Top de Marketing da ADVB”  (Associação de Dirigentes de Marketing e Vendas - Marketing and Sales  Managers Association). The award, one of the most important in its  segment, has the objective to identify organizations that excel in the  creation of long-living products, services or brand, through innovative  and consistent tactics.

RECENT DEVELOPMENTS

BrTurbo launches e-mail-mobile convergence service
BrTurbo launched the Giga Mail service in the entire country. This new  service offers 1 Gigabyte of email storage, virus and spam  protection, digital certification, and allow its subscribers to  integrate their e-mail accounts with their mobile phones.

Giga Mail subscribers can access their email inbox by typing  wapmail.brturbo.com.br in their mobile phone’s WAP browser, and the  service is compatible with all mobile operators that offer WAP services.

The launch of BrTurbo’s Giga Mail is part of Brasil Telecom’s convergent integration of telecommunications service strategy.

Interest on Shareholders’ Equity
On January 14, 2005, Brasil Telecom paid R$444.5 million in interest on  shareholders’ equity related to fiscal year 2004. For 2004, the  Company announced record payments of proceeds to its  shareholders.

2005 SCENARIO (GUIDELINES)

Disclaimer
This press release contains forward-looking statements. Such  statements are not statements of historical fact, and reflect the beliefs  and expectations of the Company's management. The words  "anticipates," "believes," "estimates," "expects," "forecasts," "intends,"  "plans," "predicts," "projects" and "targets" and similar words are  intended to identify these statements, which necessarily involve known  and unknown risks and uncertainties. Accordingly, the actual results of  operations of the Company may be different from the company's current  expectations, and the reader should not place undue reliance on these  forward-looking statements. Forward-looking statements speak only as  of the date they are made, and the Company does not undertake any  obligation to update them in light of new information or future  developments.

Broadband	We maintain our estimates of having 1.0 million ADSL accesses in service by the end of 2005, virtually doubling our client base throughout the year.

Mobile Operations
Due to the success of our sales in the first quarter, we have revised our  estimates and anticipate that Brasil Telecom GSM’s customer base  should reach 2.1 million clients at the end of 2005. We also  revised our ARPU estimates to R$26 in 2005. We maintain our  average SAC estimate at R$220 in 2005. We expect a churn rate  equivalent to 50% of the market’s average in 2005.

Revenues
We anticipate a healthy growth in revenues from data, mobile, internet  and value-added services throughout 2005. Consequently revenues in  2005 should grow at a similar rate as the one observed in 2004.

Costs	Cost control will continue to be one of the strengths of our management in 2005. We expect a nominal increase in fixed-line telephony costs in-line with the Brazilian inflation rate.

Provision for Doubtful Accounts
We expect to report relatively lower provisions for doubtful accounts in  2005 compared to 2004, as internal controls improve and economic  conditions continue to thrive, positively impacting income and  employment figures.

EBITDA Margin	EBITDA margin for the fixed-line segment should remain in-line with 2004 and we expect a negative impact of 6 p.p. from mobile operations on the consolidated figure.

Debt
We expect to overcome the challenge of extending our debt maturity  further, as well as to optimize our capital structure, and maintain a  conservative leverage ratio and rich liquidity, so as to participate in  possible consolidation opportunities in the sector and meet all of our  obligations during the year.

CAPEX
2005’s fixed-line Capex should be in-line with 2004’s, excluding  expenditures associated with the Universalization Targets established by  Anatel for 2005. Mobile telephony Capex should be marginal and  targeted at the increase of our coverage in Region II.

SELECTED DATA

Table 21: Selected Data

FIXED-LINE NETWORK	1Q04	2Q04	3Q04	4Q04	1Q05

Lines installed (thousand)	10,701	10,712	10,725	10,737	10,778
Additional lines installed (thousand)	14	11	14	12	41

Lines in service - LIS (thousand)	9,724	9,647	9,604	9,503	9,512
Residential (thousand)	6,988	6,840	6,685	6,445	6,379
Non-residential (thousand)	1,468	1,451	1,451	1,433	1,440
Public phones (thousand)	296	296	296	296	296
Pre-paid (thousand)	282	276	285	297	311
Hybrid (thousand)	59	159	267	408	465
Other (including PBX) (thousand)	631	624	620	624	620
Additional lines in service (thousand)	(127)	(77)	(42)	(101)	9
Average lines in service (thousand)	9,782	9,685	9,626	9,554	9,508

Utilization rate	90.9%	90.1%	89.5%	88.5%	88.3%

Teledensity (LIS/100 inhabitants)	23.1	22.9	22.7	22.4	22.4

ADSL lines in service (thousand)	324.9	382.5	456.1	535.5	625.3

MOBILE NETWORK	1Q04	2Q04	3Q04	4Q04	1Q05

Clients (thousand)	-	-	-	622	1,004
Post-paid (thousand)	-	-	-	206	322
Pre-paid (thousand)	-	-	-	417	681
Gross Additions	-	-	-	627	406
Cancellations	-	-	-	4	24
Anualized churn	-	-	-	1.4%	11.9%
# of employees - Mobile Telephony	265	758	822	881	918

TRAFFIC	1Q04	2Q04	3Q04	4Q04	1Q05

Exceeding local pulses (million)	2,586	2,715	2,730	2,773	2,305

Domestic long distance - DLD (million minutes)	1,534	1,624	1,638	1,437	1,334

Fixed-mobile (million minutes)	1,037	1,036	1,098	1,180	1,126

PRODUCTIVITY	1Q04	2Q04	3Q04	4Q04	1Q05

# of employees - Fixed Telephony	5,206	5,386	5,503	5,799	5,685
Average # of employees	5,198	5,296	5,445	5,651	5,742
LIS/employee	1,868	1,791	1,745	1,639	1,673

Net revenue/average # of employees/month (R$ thousand)	133.1	136.1	144.5	145.5	142.1
EBITDA/average # of employees/month (R$ thousand)	57.7	58.0	60.7	45.6	48.2
Net earnings/average # of employees/month (R$ thousand)	8.5	1.3	6.4	1.2	0.2

Exceeding local pulses/average LIS/month	88.1	93.4	94.5	96.7	80.8
DLD minutes/average LIS/month	52.3	55.9	56.7	50.1	46.8
Fixed-mobile minutes/average LIS/month	35.3	35.6	38.0	41.2	39.5

Net revenue/average LIS/month (R$)	70.7	74.4	81.8	83.9	83.2
EBITDA/average LIS/month (R$)	30.6	31.7	34.3	27.0	29.1
Net earnings/average LIS/month (R$)	4.5	0.7	3.6	0.7	0.1

PROFITABILITY	1Q04	2Q04	3Q04	4Q04	1Q05

EBITDA margin	43.3%	42.6%	42.0%	31.3%	33.9%

Net margin	6.4%	1.0%	4.4%	0.8%	0.1%

Return on equity - ROE	2.0%	0.3%	1.6%	0.3%	0.0%

CAPITAL STRUCTURE	1Q04	2Q04	3Q04	4Q04	1Q05

Cash and cash equivalents (R$ million)	2,344	1,971	2,599	2,398	1,853

Total debt (R$ million)	5,061	5,155	5,422	5,281	5,105
Short term debt	38.7%	28.6%	26.6%	20.9%	20.5%
Long term debt	61.3%	71.4%	73.4%	79.1%	79.5%

Net debt (R$ million)	2,717	3,184	2,823	2,884	3,251

Debt with BRP (inter-company + debenture) (R$ million)	1,420	1,475	1,015	1,047	1,006
Net debt excluding debt with BRP (R$ million)	1,297	1,709	1,808	1,837	2,246

Shareholders' equity (R$ million)	6,558	6,591	6,698	6,482	6,422

Net debt/shareholders' equity	41.4%	48.3%	42.1%	44.5%	50.6%
Net debt excluding debt with BRP/shareholders' equity	19.8%	25.9%	27.0%	28.3%	35.0%

COMING EVENTS

Teleconference: 1Q05 Earnings Result
Phone: (1 312) 461-9296
Date: April 20, 2005 (Wednesday)
Time: 11:00 a.m. (New York); 12:00 p.m. (Brasília); 04:00 p.m. (London)

Open Meeting with Analysts: ABAMEC-RJ
Date: April 27, 2005 (Wednesday)
Time: 05:00 p.m. (Brasília)
Place: Av. Rio Branco, 103 / 21th floor –Rio de Janeiro, Brazil

IR CONTACTS

Marcos Tourinho (Director)	Phone: (5561) 415-1052	marcos.tourinho@brasiltelecom.com.br
Renata Fontes (Manager)	Phone: (5561) 415-1256	renatafontes@brasiltelecom.com.br
Gustavo Nunes (Manager)	Phone: (5561) 415-8181	gustavon@brasiltelecom.com.br
Flávia Menezes	Phone: (55 61) 415-1411	flaviam@brasiltelecom.com.br
Cristiano Pereira	Phone: (55 61) 415-1291	cpereira@brasiltelecom.com.br
Alex Veloso	Phone: (55 61) 415-1122	alex.veloso@brasiltelecom.com.br

MEDIA CONTACT

Ivette Almeida	Phone: (1 212) 983-1702	ivette.almeida@annemcbride.com

This press release contains forward-looking statements. Such statements are not statements of historical fact, and  reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates,"  "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify  these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results  of operations of the company may be different from the company's current expectations, and the reader should not  place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they  are made, and the company does not undertake any obligation to update them in light of new information or future  developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer